Exhibit 99.3

[         ] SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of [    ], 2020, is entered into by and among Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), Navios Maritime Finance II (US) Inc., a corporation organized under the laws of the State of Delaware (“Navios Finance” and, together with the Company, the “Co-Issuers”), the Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association (or its permitted successor) as trustee (the “Trustee”) and as collateral trustee (the “Collateral Trustee”), in each case under the Indenture referred to below.

W I T N E S S E T H

WHEREAS, the Co-Issuers and the Guarantors have heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture (as amended and supplemented through the date hereof, the “Existing Indenture” and as amended by this Supplemental Indenture, the “Indenture”), dated as of November 21, 2017, providing for the issuance of 11.25% Senior Secured Notes due 2022 (the “Notes”);

WHEREAS, the Co-Issuers have requested that Holders of the Notes deliver their consents to amend and supplement certain covenants contained in the Existing Indenture;

WHEREAS, Section 9.02(a) of the Existing Indenture provides that the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee may amend or supplement certain of the provisions of the Existing Indenture, the Notes and the Note Guarantees and any Security Document with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes);

WHEREAS, Section 9.02(c) of the Existing Indenture provides that, notwithstanding Section 9.02(a) of the Existing Indenture, without the consent of Holders of 66 2/3% of the outstanding Notes affected, an amendment, supplement or waiver may not amend, change or modify in any material respect the obligations of the Co-Issuers to make and consummate a Collateral Sale Offer;

WHEREAS, Holders of at least 66 2/3% of the outstanding Notes affected (determined as provided for by the Existing Indenture) have duly consented in writing to the proposed amendments as set forth in this Supplemental Indenture in accordance with Sections 9.02(a) and 9.02(c) of the Existing Indenture;

WHEREAS, all other conditions precedent provided under the Existing Indenture to permit the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee to enter into this Supplemental Indenture have been satisfied, in each case, as certified by an Officer’s Certificate and Opinion of Counsel delivered to the Trustee and the Collateral Trustee on the date hereof;

WHEREAS, this Supplemental Indenture shall be effective upon its execution by the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee;

WHEREAS, the Co-Issuers have requested the Trustee and the Collateral Trustee to join with them in entering into this Supplemental Indenture for the purpose of amending the Existing Indenture to add, modify and waive certain covenants and events of default contained in the Existing Indenture, as permitted by Sections 9.02(a) and 9.02(c) of the Existing Indenture; and

WHEREAS, pursuant to Section 9.02 of the Existing Indenture, the Trustee and the Collateral Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENTS.

(a) Amendment of Section 4.13(II)(b)(2). The Indenture is hereby amended by deleting paragraph 4.13(II)(b)(2) and replacing it with the following:

“(2) to (A) make a Collateral Sale Offer in accordance with the provisions of this Section 4.13(II) and the other provisions of this Indenture, (B) at the option of the Company, redeem Notes as provided in Section 5 of the Notes or (C) so long as no Default or Event of Default shall have occurred and be continuing, elect to retain (by written notice to the Trustee) such Net Proceeds as Trust Monies in the Collateral Account to be applied to make a Permitted Repayment from time to time in accordance with Section 12.02;”

(b) Amendment of Section 4.13(II)(b)(3). The Indenture is hereby amended by deleting “and/or” after clause 4.13(II)(b)(3).

(c) Addition of Section 4.13(II)(b)(4). The Indenture is hereby amended by adding a new paragraph 4.13(II)(b)(4) (and current paragraph 4.13(II)(b)(4) shall be renumbered as paragraph 4.13(II)(b)(5) accordingly):

“(4) in the case of the IPO Secondary Sale pursuant to a Qualified IPO, so long as no Default or Event of Default shall have occurred and be continuing, to make a tender offer for the Notes as contemplated by Section 4.24; and/or”

(d) Addition of Section 4.24. The Indenture is hereby amended by adding new Section 4.24:

“SECTION 4.24. Navios Logistics Qualified IPO.

In the event that Navios Logistics consummates a Qualified IPO, the Co-Issuers shall launch and close a tender offer for the Notes within 60 days after the receipt of Qualified IPO Secondary Sale Proceeds whereby the Co-Issuers will offer to purchase Notes at a discounted price to be determined by the Company. Pending the consummation of a tender offer as contemplated by this Section 4.24, Qualified IPO Secondary Sale Proceeds shall be held in the Collateral Account as Trust Monies and any Qualified IPO Secondary Sale Proceeds remaining upon the consummation of such tender offer shall continue to be held in the Collateral Account as Trust Monies, to be applied subject to Section 12.02 hereof.”

(e) Amendment of Section 6.01(3). The Indenture is hereby amended by inserting “, Section 4.24” immediately after “(or, in the case of any obligation under Section 4.13(II)” in Section 6.01(3) of the Indenture.

(f) Addition of Section 11.04(d). The Indenture is hereby amended by adding a new paragraph 11.04(d) immediately after paragraph 11.04(c):

“(d) Notwithstanding any provision of this Section 11.04 to the contrary, in connection with an Asset Sale of Navios Logistics Pledged Shares pursuant to a Qualified IPO or a Future Secondary Sale structured as a sale of Brazilian Depositary Receipts (“BDRs”) on the B3—Brasil Bolsa Balcão S.A stock exchange (a “BDR Offering”), the Co-Issuers may obtain a release of an aggregate Fair Market Value of Navios Logistics Pledged Shares (the “Navios Logistics Stabilization Shares”) not to exceed 15% of aggregate Fair Market Value of BDRs being offered or sold in such BDR Offering, pursuant to a stabilization or similar agreement entered into between the Company and one or more of the bookrunners acting in connection with the BDR Offering (a “Stabilization Agreement”), by requesting the Collateral Trustee in writing to cause such release. Upon no longer than 45 days following the release of such Navios Logistics Pledged Shares pursuant to this clause 11.04(d), the Co-Issuers shall return to the Collateral Trustee either (i) the Navios Logistics Stabilization Shares to be held as Pledged Share Collateral or (ii) an amount of cash or Cash Equivalents equal to the Fair Market Value of the Navios Logistics Stabilization Shares (with such Fair Market Value to be determined at the time of the Qualified IPO or a Future Secondary Sale) to be held as Trust Monies. For the avoidance of doubt, a return of cash or Cash Equivalents pursuant to the foregoing clause (ii) of this Section 11.04(d) shall be treated as an Asset Sale of Navios Logistics Pledged Shares and shall be subject to the requirements applicable to an Asset Sale of Navios Logistics Pledged Shares set forth in Section 4.13(II).”

(g) Amendment of Section 12.02. The Indenture is hereby amended by (i) inserting “(including, for the avoidance of doubt, the Qualified IPO Secondary Sale Proceeds)” immediately after “(iv) otherwise” in the first paragraph of Section 12.02 of the Indenture, (ii) inserting “, the tender offer required pursuant to Section 4.24” immediately after “a Change of Control Offer under Section 4.09,” in the first paragraph of Section 12.02 of the Indenture and (iii) inserting “ (other than Qualified IPO Secondary Sale Proceeds)” after “provided, however, that if the Ship Notes Payoff/Extension has not occurred, (i) the Co-Issuers shall apply all Trust Monies” in the second paragraph of Section 12.02 of the Indenture.

(h) Amendment of Notes. Any of the terms or provisions present in the Notes that relate to any of the provisions of the Existing Indenture as amended by this Supplemental Indenture shall also be amended, mutatis mutandis, so as to be consistent with the amendments made by this Supplemental Indenture.

3. EFFECT AND OPERATION OF SUPPLEMENTAL INDENTURE. This Supplemental Indenture shall become effective and binding immediately upon its execution by the Co-Issuers, the Guarantors and the Trustee, and thereupon this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Note and Note Guarantee heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby, provided however, notwithstanding anything in the Existing Indenture or this Supplemental Indenture to the contrary, the amendments set forth in this Supplemental Indenture shall become operative only upon, and shall have no force and effect prior to the occurrence of, a Qualified IPO (the “Operative Time”) closing on or prior to September 5, 2021 (the “Outside Date”); provided, however, that if Navios Logistics has provided notice to the Company that it has determined not to proceed with a Qualified IPO prior to the Outside Date, the Outside Date shall mean the date of such notice. The Co-Issuers shall give the Trustee and the Collateral Trustee prompt written notice of either (x) such amendments becoming operative or (y) the failure of the Operative Time to occur prior to the Outside Date. For the avoidance of doubt, in the event that the Operative Time shall fail to occur prior to the Outside Date (including as a result of Navios Logistics’ determination not to proceed with a Qualified IPO closing on or prior to September 5, 2021), from and after the Outside Date, the amendments set forth in this Supplemental Indenture shall have no force or effect.

4. INDENTURE AND SUPPLEMENTAL INDENTURE CONSTRUED TOGETHER. This Supplemental Indenture is an indenture supplemental to, and in implementation of, the Existing Indenture, and the Existing Indenture and this Supplemental Indenture shall henceforth be read and construed together.

5. NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No past, present or future director, officer, employee, incorporator or stockholder of the Co-Issuers or any Guarantor, as such, shall have any liability for any obligations of the Co-Issuers or such Guarantor under the Notes, the Note Guarantees, the Existing Indenture, as amended by this Supplemental Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

6. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

7. SEVERABILITY. In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

8. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture, including via PDF. Each signed copy shall be an original, but all of them together represent the same agreement.

9. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

10. THE TRUSTEE AND THE COLLATERAL TRUSTEE. The Trustee and the Collateral Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Co-Issuers. The rights, protections and indemnities provided to the Trustee and the Collateral Trustee under the Indenture shall apply to any action (or inaction) of the Trustee and Collateral Trustee in connection herewith, including in connection with the execution and delivery of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[SIGNATURE PAGES FOLLOW]

NAVIOS MARITIME HOLDINGS INC.

By.
Name: Vasiliki Papaefthymiou
Title: Executive Vice President, Legal

NAVIOS MARITIME FINANCE II (US) INC.

By.
Name: Vasiliki Papaefthymiou
Title: President

MOONSTONE SHIPPING CORPORATION
OPAL SHIPPING CORPORATION
MOTIVA TRADING LTD, as Guarantors

By.
Name: Anna Kalathaki
Title: Director and Treasurer/Secretary

LAVENDER SHIPPING CORPORATION, as Guarantor

By.
Name: George Akhniotis
Title: President/Director

NAVIOS ASIA LLC, as Guarantor

By.
Name: George Achniotis
Title: Manager

JASMINE SHIPPING CORPORATION
IRIS SHIPPING CORPORATION, as Guarantors

By.
Name: George Achniotis
Title: Treasurer/Director

EMERY SHIPPING CORPORATION, as Guarantors

By.
Name: George Achniotis
Title: President/Director

NAVIOS HOLDINGS EUROPE FINANCE INC., as Guarantor

By.
Name:
Title:

ROSELITE SHIPPING CORPORATION
SMALTITE SHIPPING CORPORATION, as Guarantors

By.
Name: George Akhniotis
Title: President/Director

DIESIS SHIPMANAGEMENT LTD
MANDORA SHIPPING LTD
SOLANGE SHIPPING LTD.
TULSI SHIPMANAGEMENT CO.
CINTHARA SHIPPING LTD
RAWLIN SERVICES COMPANY
MAUVE INTERNATIONAL S.A.
AQUIS MARINE CORP.
FAITH MARINE LTD.
VECTOR SHIPPING CORPORATION
ARAMIS NAVIGATION INC.
DUCALE MARINE INC.

HIGHBIRD MANAGEMENT INC.
RED ROSE SHIPPING CORP.
GINGER SERVICES CO.
QUENA SHIPMANAGEMENT INC.
ASTRA MARITIME CORPORATION
PRIMAVERA SHIPPING CORPORATION
PUEBLO HOLDINGS LTD
BEAUFIKS SHIPPING CORPORATION
ROWBOAT MARINE INC.
CORSAIR SHIPPING LTD.
PHAROS NAVIGATION S.A.
SIZZLING VENTURES INC.
SHIKHAR VENTURES S.A.
TAHARQA SPIRIT CORP.
RHEIA ASSOCIATES CO.
RUMER HOLDING LTD.
KLEIMAR NV
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
ANEMOS MARITIME HOLDINGS INC.
AEGEAN SHIPPING CORPORATION
ARC SHIPPING CORPORATION
MAGELLAN SHIPPING CORPORATION
IONIAN SHIPPING CORPORATION
APOLLON SHIPPING CORPORATION
HERAKLES SHIPPING CORPORATION
ACHILLES SHIPPING CORPORATION
KYPROS SHIPPING CORPORATION
HIOS SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.
MERCATOR SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
STAR MARITIME ENTERPRISES CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.
NOSTOS SHIPMANAGEMENT CORP.
PORTOROSA MARINE CORP.
WHITE NARCISSUS MARINE S.A.
HESTIA SHIPPING LTD.
SERENITY SHIPPING ENTERPRISES INC.,
as Guarantors

By.
Name: Vasiliki Papaefthymiou
Title: Director and Authorized Officer

NAVIMAX CORPORATION, as Guarantor

By.
Name: Shunji Sasada
Title: President

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee

By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Collateral Trustee

By:
Name:
Title: